

December 6, 2010

By U.S. Mail and Facsimile to: (717) 295-5312

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

> **Re:** **Fulton Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-10587**

Dear Mr. Nugent:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor